

09042732



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III   NOV – 4 2009

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 46447

FACING PAGE   Washington, DC
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___10/01/2008___ AND ENDING___09/30/2009___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

11300 TOMAHAWK CREEK PARKWAY, SUITE 240

(No. and Street)

LEAWOOD   KANSAS   66211-2670

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR C. PETERSON   913-648-1881

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUTCHINS & HAAKE, LLC

(Name – *if individual, state last, first, middle name*)

11900 COLLEGE BLVD., SUITE 310, OVERLAND PARK, KS 66210

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __ARTHUR C. PETERSON__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ASSIST INVESTMENT MANAGEMENT COMPANY, INC.__ , as of __SEPTEMBER 30__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

PATRICIA A. PETERSON
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 9/8/2010

_____
Notary Public

_____
Signature

__PRESIDENT__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Assist Investment Management Company, Inc.
Leawood, Kansas

We have audited the accompanying statements of financial condition of Assist Investment Management Company, Inc., as of September 30, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of aggregate indebtedness, computation of basic net capital requirements, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit. The financial statements of Assist Investment Management Company, Inc. as of and for the year ended September 30, 2008 were audited by other auditors whose report, dated December 30, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Assist Investment Management Company, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

October 15, 2009
Overland Park, Kansas

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Statements of Financial Condition
September 30, 2009 and 2008

ASSETS

	2009	2008
Current assets		
Cash and cash equivalents	$ 225,298	$ 301,302
Cash deposit with clearing organization	10,736	10,704
Commissions receivable	4,114	15,174
Prepaid taxes	1,062	1,062
Prepaid expenses	5,896	7,311
Total current assets	247,106	335,553
Office furniture and equipment	98,575	60,579
Less accumulated depreciation	65,894	60,579
Net office furniture and equipment	32,681	-
Other assets-security deposits	4,959	2,459
Total assets	$ 284,746	$ 338,012

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current liabilities		
Commissions and accounts payable	$ 33,370	$ 72,024
Payroll taxes payable	11,047	4,068
Total current liabilities	44,417	76,092
Stockholders' equity		
Common stock, no par value		
Class A, 100,000 shares authorized;		
92,197 shares issued; 66,341 shares outstanding	364,825	364,825
Classes B and C, 100,000 shares each authorized;		
no shares issued	-	-
Retained earnings (deficit)	(68,434)	(46,843)
	296,391	317,982
Less treasury stock, at cost (25,856 shares)	(56,062)	(56,062)
Total stockholders' equity	240,329	261,920
Total liabilities and stockholders' equity	$ 284,746	$ 338,012

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Statements of Income
For the Years Ended September 30, 2009 and 2008

	2009	2008
Revenue		
Commissions income	$1,404,051	$1,546,619
Other income	35,287	45,695
Total revenue	1,439,338	1,592,314
Expenses		
Commission expense	838,348	1,121,932
Salaries	300,700	209,285
Payroll taxes	41,254	20,930
Employee benefits	26,085	16,140
Rent	55,978	39,242
Telephone	23,819	16,485
Travel and entertainment	8,481	5,507
Processing and ticket charges	79,169	72,971
Professional fees	17,121	11,852
Printing and office	24,445	13,568
License and permits	22,731	18,580
Insurance	9,963	7,878
Utilities	4,681	769
Depreciation	5,315	4,310
Total expenses	1,458,090	1,559,449
Operating income (loss)	(18,752)	32,865
Investment income (loss)	(2,839)	7,306
Income (loss) before income taxes	(21,591)	40,171
Provision for income taxes	-	8,089
Net income (loss)	$ (21,591)	$ 32,082

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended September 30, 2009 and 2008

	Common Stock	Treasury Stock	Retained Earnings (Deficit)	Total
Balance at September 30, 2007	$ 364,825	$ (56,062)	$ (78,925)	$ 229,838
Net income	-	-	32,082	32,082
Balance at September 30, 2008	364,825	(56,062)	(46,843)	261,920
Net loss	-	-	(21,591)	(21,591)
Balance at September 30, 2009	$ 364,825	$ (56,062)	$ (68,434)	$ 240,329

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Statements of Cash Flows
For the Years Ended September 30, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income (loss)	$ (21,591)	$ 32,082
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation	5,315	4,310
Change in current assets and liabilities		
Net (increase) decrease in assets		
Deposit with clearing organization	(32)	-
Accounts receivable	11,060	(14,741)
Prepaid expenses	1,415	2,094
Net increase (decrease) in liabilities		
Commissions and accounts payable	(38,654)	10,594
Accrued expenses	6,979	(1,981)
Net cash provided (used) by operating activities	(35,508)	32,358
Cash flows from investing activities		
Purchase of office furniture and equipment	(37,996)	(4,310)
Increase in security deposits	(2,500)	-
Net cash provided (used) by investing activities	(40,496)	(4,310)
Net increase (decrease) in cash and cash equivalents	(76,004)	28,048
Cash and cash equivalents		
Beginning	301,302	273,254
Ending	$ 225,298	$ 301,302

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Notes to Financial Statements
September 30, 2009 and 2008

Note 1 – Summary of Significant Accounting Policies

A. *Description of Business*

Assist Investment Management Company, Inc. (the Company), incorporated in the State of Kansas in 1993, is a broker-dealer registered with the Securities and Exchange Commission, having all customer transactions cleared through another broker-dealer on a fully disclosed basis. It maintains offices in Kansas, Nebraska and Illinois and its client base is largely located in this market area. The Company is a member of FINRA, MSRB and SIPC.

B. *Cash Equivalents*

The Company includes money market accounts as a cash equivalent investment.

C. *Receivables*

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. *Office Furniture and Equipment*

Office furniture and equipment are recorded at cost. Depreciation is computed using the straight line method for financial statement purposes and accelerated methods for tax returns. When differences between accelerated methods utilized for tax returns in a given year do not vary materially from straight-line depreciation, financial statement depreciation has been conformed to the amounts used in preparing tax returns. The useful lives of the related assets are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

E. *Income Taxes*

No deferred income tax benefits or expenses have been recognized in the years ended September 30, 2009 or 2008. For 2009, depreciation expensed in preparation of tax returns exceeded that recorded in the financial statement by $16,934. The net operating loss calculated on the Company's Federal tax return, which reflects the impact of the excess tax return depreciation, is $29,712. Further, capital losses generated in 2009 in the amount of $4,650 are not currently deductible. The deferred tax impacts of these differences upon the 2009 financial statements are not considered material and management has elected not to record them. The operating loss reflected on the tax return is available to offset future tax return income and would expire, if not utilized earlier, in 2029. The non-deductible capital loss is available to offset future capital gains and would expire, if not utilized earlier, in 2014.

There is no current income tax expense or benefit for 2009. The current income tax expense for 2008 differs from the expense that would be expected from application of the statutory Federal tax rates due to the effects of state income taxes and expenses for officer life insurance and travel and entertainment that are not deductible for income tax purposes.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Notes to Financial Statements
September 30, 2009 and 2008

Note 1 – Summary of Significant Accounting Policies *(continued)*

F. *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. *Securities Transactions*

Customers' securities transactions and the related commission income and expenses are recorded on a settlement date basis. Had these transactions been recorded on a trade date basis, the effect on the accompanying financial statements would not have been significant.

H. *Prepaid Expenses*

The cost of registration and regulator fees are allocated and expensed ratably over the period to which those fees apply.

I. *Reclassifications*

Certain reclassifications have been made to prior year financial statements to conform to current year presentation.

Note 2 – Cash on Deposit With Clearing Broker

On September 30, 2009 and 2008, cash balances of $10,736 and $10,704, respectively, were on deposit with the Company's clearing broker and are maintained as collateral for customers' open security transactions.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital. At September 30, 2009, the Company had net capital of $195,673, which was $190,673 in excess of its required net capital of $5,000.

Note 4 – Lease Commitment

The Company conducts operations in Kansas, Nebraska and Illinois and leases premises for each of these offices. The annual minimum future rental payments (excluding operating expense which may vary from year to year) are as follows:

Note 4 – Lease Commitment *(continued)*

Year ending September 30

2010	$ 61,390
2011	61,390
2012	61,390
2013	35,856
2014	7,705
	$ 227,731

Rent expense for the years ending September 30, 2009 and 2008 were $55,978 and $39,242, respectively.

Note 5 – Related Party Transactions

The Company owes one of its officers amounts at September 30, 2009 and 2008 for expense reimbursement, classified as follows on the respective statements of financial condition:

	2009	2008
Accounts payable	$ 613	$ 71

Note 6 – Employee Benefit Plans

The Company has an employee welfare plan providing health insurance for the participants. Premiums paid under the plan were $13,664 and $7,341 for the years ended September 30, 2009 and 2008, respectively. The Company adopted a Simple IRA plan effective January 1, 2000. The Company's contributions for the years ended September 30, 2009 and 2008 were $12,421 and $8,799, respectively.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

September 30, 2009

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of September 30, 2009

Net capital

Total stockholders' equity at September 30, 2009	$ 240,329
Less ownership equity not allowable for net capital	
Prepaid income taxes	(1,062)
Plant and equipment, net	(32,681)
Prepaid expense, deposit and other receivable	(5,896)
Deposits	(4,959)
Total net capital before haircuts	195,731
Haircuts on investments	(58)
Net capital	$ 195,673

Aggregate indebtedness

Total aggregate indebtedness	$ 44,417

Computation of basic net capital requirements

Minimum net capital required	$ 5,000
Excess of net capital	$ 190,673
Ratio: aggregate indebtedness to net capital	.227 to 1

Reconciliation with Company's Computation
There are no material differences from the computation of net capital in the FOCUS Form
Part II A for September 30, 2009 filed October 8, 2009.

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

The Board of Directors and Stockholders
Assist Investment Management Company, Inc.
Leawood, Kansas

In planning and performing our audit of the financial statements of Assist Investment Management Company, Inc. for the year ended September 30, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL
(continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

October 15, 2009
Overland Park, Kansas

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON AGREED-UPON
PROCEDURES PERFORMED RELATIVE TO FORM SIPC-7T

The Board of Directors and Stockholders
Assist Investment Management Company, Inc.
Leawood, Kansas

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the six months ended September 30, 2009, which were agreed to by Assist Investment Management Company, Inc. (the Company) and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with the respective cash disbursement entry in the Company's general ledger, noting no difference.
2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009 to the amounts reported on Form SIPC-7T for the six months ended September 30, 2009, and noted no differences.
3. Noted there were no adjustments reported in Form SIPC-7T.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and its supporting schedules and work papers, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters may have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

October 15, 2009
Overland Park, Kansas

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-046447   FINRA   SEP
ASSIST INVESTMENT MANAGEMENT CO INC
SUITE 240
ATTN: ARTHUR C PETERSON
11300 TOMAHAWK CREEK PKWY
LEAWOOD KS 66211-2610

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Arthur C. Peterson (913) 648-1881

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 369.11

   B. Less payment made with SIPC-4 made in January, February or March 2009   (150.00)
   (For all fiscal year ends except January, February, or March)

   __12/28/2008__
   Date Paid   219.11

   C. Assessment balance due

   D. Interest computed on late payment (see instruction E) for __0__ days at 20% per annum   0

   E. Total assessment balance and interest due (or overpayment carried forward) $ 219.11

   F. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as E above) $ 219.11

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the __5th__ day of __October__ , 20 __09__ .

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
(Name of Corporation, Partnership or other organization)

Arthur C. Peterson
(Authorized Signature)

Arthur C. Peterson, President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending __09/30__, 20_09_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 679,280

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

    (2) Net loss from principal transactions in securities in trading accounts.   0

    (3) Net loss from principal transactions in commodities in trading accounts.   0

    (4) Interest and dividend expense deducted in determining item 2a.   0

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   0

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

    (7) Net loss from securities in investment accounts.   0

        Total additions   0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   505,013

    (2) Revenues from commodity transactions.   0

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   26,622

    (4) Reimbursements for postage in connection with proxy solicitation.   0

    (5) Net gain from securities in investment accounts.   0

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   0

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

        (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

        Enter the greater of line (i) or (ii)   0

        Total deductions   531,635

2d. SIPC Net Operating Revenues $ 147,645

2e. General Assessment @ .0025 $ 369.11

(to page 1 but not less than $150 minimum)

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Table of Contents

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Financial Statements and Independent Auditors' Report

September 30, 2009 and 2008